1-14905

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SECURITIES AND EXCHANGE COMMISSION


03025410

Washington, D.C. 20549

FORM 11-K


RECD S.E.C.
JUN 2 7 2003
1086

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year	Commission
Ended December 31, 2002	File Number 333-53046

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES OF THE GOVERNMENT
EMPLOYEES COMPANIES

(Name of Plan)

BERKSHIRE HATHAWAY INC
1440 Kiewit Plaza
Omaha, Nebraska 68131


PROCESSED
JUL 0 1 2003
THOMSON
FINANCIAL

(Name of Issuer of Securities held pursuant to Plan and
address of its principal executive office.)

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REQUIRED INFORMATION

The Revised Profit Sharing Plan for the Employees of the Government Employees Companies
is subject to the Employee
Retirement Income Security Act of 1974.

CRGH

Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

(a) Statements of Net Assets Available for Plan Benefits – December 31, 2002 and 2001;

(b) Statement of Changes in Net Assets Available for Plan Benefits
- Years Ended December 31, 2002 and 2001;

(c) Notes to Financial Statements; and

(d) Report of Independent Auditors.

The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Plan Administrative Committee of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Sharing Plan Administrative
Committee of the Revised Profit Sharing
Plan for the Employees of the
Government Employees Companies



Charles G. Schara
Authorized Committee Member

EXHIBITS

The following Exhibits are being filed with this Annual Report on Form 11-K:

(23) CONSENT OF EXPERTS AND COUNSEL:

23.1 Consent of Johnson Lambert & Co.

(99) ADDITIONAL EXHIBITS

99.1 Audited Financial Statements of the Revised Profit Sharing Plan of the Employees of the Government Employees Companies for the years ended December 31, 2002 and 2001

JOHNSON LAMBERT & CO.

CONSENT OF INDEPENDENT ACCOUNTANT

We consent to the use in this Form 11-K of our opinion on the financial statements of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies for the year ended December 31, 2002.

Johnson Lambert & Co.

Bethesda, Maryland
June 6, 2003

JLCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837
www.jlco.com

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077



REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE
GOVERNMENT EMPLOYEES COMPANIES

Financial Statements
and Supplemental Schedules

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

JLCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837
www.jlco.com

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES
OF THE GOVERNMENT EMPLOYEES COMPANIES

Financial Statements and
Supplemental Schedules

December 31, 2002

Page

Audited Financial Statements

Supplemental Schedules

Report of Independent Auditors

The Administrative Committee
Revised Profit Sharing Plan for the
Employees of the Government Employees Companies
Washington, D.C.

We have audited the accompanying statements of net assets available for plan benefits of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Johnson Lambert & Co.

Bethesda, Maryland
June 6, 2003

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837
www.jlco.com

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	
	2002	2001
ASSETS		
Investments	$ 582,615,754	$ 664,088,200
Receivables:		
Due from Government Employees Companies	57,841,806	-
Due from Employees	1,125,445	871,362
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 641,583,005	$ 664,959,562

See notes to the financial statements.

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years Ended December 31,	
	2002	2001
ADDITIONS		
Investment income		
Dividends and interest	$ 15,771,696	$ 21,486,756
Net depreciation in fair value of investments	(84,645,494)	(50,844,731)
Net Investment Income	(68,873,798)	(29,357,975)
Contributions		
Employees	28,105,024	23,884,445
Government Employees Companies	57,841,586	-
Total Contributions	85,946,610	23,884,445
Other Additions	(35)	37,748
TOTAL ADDITIONS	17,072,777	(5,435,782)
DEDUCTIONS		
Distributions to participants	(40,256,284)	(40,547,840)
Other deductions	(193,050)	(108,746)
TOTAL DEDUCTIONS	(40,449,334)	(40,656,586)
DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	(23,376,557)	(46,092,368)
Net assets available for plan benefits at beginning of year	664,959,562	711,051,930
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR	$ 641,583,005	$ 664,959,562

See notes to the financial statements.

NOTE A – DESCRIPTION OF PLAN

The following description of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description. The Government Employees Companies (the "Companies") include GEICO Corporation and its subsidiaries.

Non-highly compensated participants may contribute up to 50 percent of earnings on a pre-tax basis and highly compensated participants are limited to 6 percent subject to the maximum pre-tax dollar amount permitted by the Internal Revenue Code. Eligible participants may also make an additional pre-tax "catch-up" contribution as allowed by the Internal Revenue Code. For Plan year 2001 non-highly compensated participants could contribute up to 14 percent of earnings on a pre-tax basis. No after-tax contributions may be made by any participants. The Companies contribute from profits, at the discretion of the Board of Directors of GEICO Corporation, an amount to be shared by all eligible employees based on each individual's planning center performance and earnings.

Full-time and qualifying part-time employees automatically become members of the Plan, and are generally eligible to receive a Company contribution after completing one year of service. Vesting is based on years of service at the following rate: 20 percent after three years, 40 percent after four years, 60 percent after five years, 80 percent after six years, and 100 percent after seven years.

Withdrawals may be made from after-tax employee contributions and vested employer contributions made prior to January 1, 1993, subject to certain restrictions. Vested employer contributions made after January 1, 1993 can only be withdrawn under hardship conditions or after attainment of age 55. Pre-tax employee contributions can only be withdrawn under hardship conditions or after attainment of age 59½.

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount, or in monthly or annual installments which provide payments for a period certain of 5, 10 or 15 years. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

NOTE A – DESCRIPTION OF PLAN - (CONTINUED)

The Plan allows participants to borrow funds from their vested accounts subject to certain restrictions. Payroll deductions are required to repay loans over five years or less except in the case of a mortgage-related loan which may be repaid over a period of up to fifteen years. The interest rate is fixed for the term of the loan at the commercial rate of interest charged by area banks on loans which are made under similar circumstances. When a participant terminates, any loan balance must be repaid prior to any account distribution.

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments, except for investment contracts and participant loans, are stated at aggregate fair value based upon quoted market prices. Investment contracts are stated at contract value, which approximates fair value. Participant loans are stated at their outstanding principal balances, which approximates fair value. The appreciation or depreciation in the aggregate fair value of investments is attributable to those investments stated at quoted market prices, and is reflected in the statements of changes in net assets. Net realized gains and losses on security sales are determined using the average cost of investments.

Administrative Expenses: Most administrative expenses are paid by the Companies. Other deductions include administrative expenses for record-keeping and transaction fees.

NOTE C – INVESTMENT OPTIONS

Employees can direct all contributions to their accounts to a variety of investment alternatives. In the event that an employee does not make an election to direct the employer contributions, such contributions are invested in the Vanguard Treasury Money Market Fund - U.S. Treasury Portfolio. Contributions are made to one or more of the following funds:

Berkshire Hathaway Class B Common Stock Fund – This fund invests in Class B shares of common stock of Berkshire Hathaway Inc., the ultimate parent company of GEICO Corporation.

Vanguard 500 Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Emerging Markets Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in emerging markets including Asia, Brazil, Mexico and South Africa.

Vanguard European Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in 16 developed European countries.

Vanguard GNMA Fund - Invests in a portfolio consisting of mortgage-backed securities guaranteed by the Government National Mortgage Association.

Vanguard Growth Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Intermediate-Term Treasury Fund - A portfolio consisting of medium-term government securities.

Vanguard Mid-Cap Index Fund – A mutual fund investing in a portfolio of common stocks.

Vanguard Pacific Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in established markets including Japan, Australia and Hong Kong.

Vanguard Retirement Savings Trust – Invests in investment contracts issued and backed by financial institutions and alternative contracts backed by corporate bonds and bond mutual funds.

Vanguard Small-Cap Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Total International Stock Index Fund - A mutual fund investing in other mutual funds specializing in international common stocks.

NOTE C – INVESTMENT OPTIONS (CONTINUED)

Vanguard Treasury Money Market Fund - U.S. Treasury Portfolio - A money market fund.

Vanguard U.S. Growth Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Value Index Fund – A mutual fund investing in a portfolio of common stocks.

Vanguard Windsor Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Windsor II Fund - A mutual fund investing in a portfolio of common stocks.

NOTE D – INVESTMENTS

The following individual investments represent 5% or more of the fair value of the net assets available for benefits as of December 31, 2002:

Vanguard Treasury Money Market Fund	$120,247,420
Vanguard Retirement Savings Trust	92,779,127
Vanguard 500 Index Fund	90,537,787
Vanguard Windsor Fund	64,195,786
Loan Fund	34,070,040

NOTE E – WITHDRAWALS AND FORFEITURES

Following is a summary of terminations, withdrawals and forfeitures for the years ending December 31:

	2002	2001
Terminations and Withdrawals	$ 40,256,284	$ 40,547,840
Forfeitures	5,052,473	4,975,678

Forfeitures represent only non-vested company contributions. Forfeitures, in excess of the Trustee's record-keeping fees, are allocated proportionately among remaining active participants on December 31 of each year based on the participant's earnings for that year.

NOTE F – FEDERAL TAXES

The Plan is exempt from taxation in accordance with the provisions of Section 501(a) of the Internal Revenue Code. Employer contributions and income earned from Plan investments are not taxable to participants until distributed. Employee contributions made from earnings on a pre-tax basis will be taxed upon distribution. Employee contributions made from earnings on an after-tax basis will not be subject to additional income tax upon distribution. Pre-tax distributions and earnings may be subject to an excise tax when distributed.

The Plan obtained its latest determination letter on September 24, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTAL SCHEDULES

The Administrative Committee
Revised Profit Sharing Plan for the
Employees of the Government Employees Companies
Washington, D.C.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Supplemental Schedule of Assets Held for Investment Purposes at December 31, 2002 and the Schedule of Reportable Transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co.

Bethesda, Maryland
June 6, 2003

JLCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837
www.jlco.com

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2002

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
Berkshire Hathaway Class B Common Stock Fund	Mutual fund investing in Class B shares of Berkshire Hathaway common stock	$ 19,093,260	$ 20,213,428
Vanguard 500 Index Fund	Mutual fund investing in a portfolio of common stocks	101,508,812	90,537,787
Vanguard Emerging Markets Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in emerging markets including Asia, Brazil, Mexico and South Africa	2,598,271	1,968,271
Vanguard European Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in 16 developed European countries	5,393,467	4,232,797
Vanguard GNMA Fund	Mutual fund investing in a portfolio of GNMA mortgage-backed pass-through certificates	24,080,522	24,954,920
Vanguard Growth Index Fund	Mutual fund investing in a portfolio of common stocks	35,494,469	26,542,295
Vanguard Intermediate-Term Treasury Fund	Mutual fund investing in a portfolio of medium-term Government securities	28,513,650	30,495,845
Vanguard Mid-Cap Index Fund	Mutual fund investing in a portfolio of common stocks	12,342,540	10,271,207
Vanguard Pacific Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in established markets including Japan, Australia and Hong Kong	2,728,712	1,839,090

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
December 31, 2002

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
Vanguard Retirement Savings Trust	Invests in investment contracts issued and backed by financial institutions and alternative contracts backed by corporate bonds and bond mutual funds	92,779,127	92,779,127
Vanguard Small-Cap Index Fund	Mutual fund investing in a portfolio of common stocks	15,111,170	11,469,892
Vanguard Total International Stock Index Fund	Mutual fund investing in three Vanguard international index funds	2,239,494	1,566,523
Vanguard Treasury Money Market Fund	A money market fund	120,247,420	120,247,420
Vanguard U.S. Growth Fund	Mutual fund investing in a portfolio of common stocks	54,118,120	24,057,248
Vanguard Value Index Fund	Mutual fund investing in a portfolio of common stocks	17,036,630	12,971,908
Vanguard Windsor Fund	Mutual fund investing in a portfolio of common stocks	82,451,048	64,195,786
Vanguard Windsor II Fund	Mutual fund investing in a portfolio of common stocks	13,096,999	10,202,170
Loans to Participants	Maturities ranging from one year to fifteen years, interest at prevailing market rates ranging from 5% to 9.75%	34,070,040	34,070,040
Total assets held for investment purposes		$ 662,903,751	$ 582,615,754

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2002

Attachment to Form 5500, Schedule H, Line 4(j)

Description of Investment	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Stable Value Fund		$ 88,602,678	$ 88,602,678	$ 88,602,678	$ -
Vanguard 500 Index Fund	$ 14,680,512			14,680,512	
Vanguard 500 Index Fund		19,677,412	20,487,107	19,677,412	(809,695)
Vanguard Treasury Money Market Fund	26,347,431			26,347,431	
Vanguard Treasury Money Market Fund		31,445,016	31,445,016	31,445,016	-
Vanguard Retirement Savings Trust	112,328,426			112,328,426	
Vanguard Retirement Savings Trust		19,419,802	19,419,802	19,419,802	-